Exhibit 99.1

Cash Store Financial Seeks Court Approval to Comply with Document Production Demand While Preserving Company Resources

EDMONTON, Oct. 14, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announced it is seeking court approval of a proposal aimed at preserving Company resources while meeting its obligations to comply with a document production demand by the Alberta Securities Commission ("ASC") related to an investigation by the ASC.

The ASC ordered the Company to produce a large number of documents to facilitate an investigation. While the Chief Restructuring Officer of the Company has been working diligently to review the requested documents and provide all those that are not legally privileged, the cost of a review in this case is significant.  Working with the Company, the ASC has proposed a solution that will (i) permit the Company to comply with the ASC's production order; (ii) ensure that review of the documents is conducted in a cost-effective manner; and (iii) protect legally privileged documents from being produced. The Company served motion materials today for court approval of this proposed solution.

The ASC recently confirmed that its investigation, which was previously confidential pursuant to section 45 of the Alberta Securities Act, may be divulged in order to seek court approval of this proposal.

Details regarding the Company's Companies' Creditors Arrangement Act proceedings, are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial.

About Cash Store Financial

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by Cash Store Financial, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information: William Aziz, Chief Restructuring Officer, baziz@bluetreeadvisors.com; Media: Joel Shaffer, Longview Communications, 416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 20:20e 14-OCT-14